News

FOR IMMEDIATE RELEASE
Bank of Montreal Completes Common Share Offering
TORONTO, December 24, 2008 — Bank of Montreal (TSX, NYSE: BMO) announced today that it has completed its previously announced offering of 33,340,000 common shares for total gross proceeds of CDN $1,000,200,000. The offering was underwritten on a bought deal basis by a syndicate of underwriters.
The common shares issued are listed on the Toronto Stock Exchange and the New York Stock Exchange.
The common shares have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and may not be offered, sold or delivered directly, or indirectly, in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act. This news release shall not constitute an offer to sell or a solicitation of an offer to buy such common shares in the United States or in any other jurisdiction where such offer is unlawful.
For News Media Enquiries:
Ralph Marranca, Toronto, ralph.marranca@bmo.com (416) 867-3996
Lucie Gosselin, Montreal, lucie.gosselin@bmo.com (514) 877-1101
For Investor Relations Enquiries:
Viki Lazaris, Toronto, viki.lazaris@bmo.com (416) 867-6656
Steven Bonin, Toronto, steven.bonin@bmo.com (416) 867-5452
Internet: www.bmo.com